aKB



16014657

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 07 2016
Washington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 15 (MM/DD/YY) AND ENDING 12 / 31 / 15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

28632 ROADSIDE DRIVE, SUITE 215
(No. and Street)

AGOURA HILLS	CA	91301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN STARK, JR. (818) 735-9868
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARBER HASS HURLEY LLP
(Name – *if individual, state last, first, middle name*)

9301 OAKDALE AVENUE, SUITE 230	CHATSWORTH	CA	91311
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN T. STARK, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.E. INVESTMENTS, INC. dba STARK MUNICIPAL BROKERS, as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

attached

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

✓ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

X [signature]

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 29TH day of FEBRUARY, 20 16 by
Date *Month* *Year*

(1) STEPHEN THOMAS STARK, JR.

(and (2) ______________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

PAIGE S. APAR
Comm. #2066257
Notary Public-California
Los Angeles County
Comm. Expires May 27, 2018

Signature [signature]

Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ANNUAL AUDITED REPORT Document Date: ______

Number of Pages: _____ Signer(s) Other Than Named Above: ______



Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of IE Investments, Inc.
dba Stark Municipal Brokers

We have audited the accompanying statement of financial condition of IE Investments, Inc. dba Stark Municipal Brokers as of December 31, 2015, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of IE Investments, Inc. dba Stark Municipal Brokers' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IE Investments, Inc. dba Stark Municipal Brokers as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital, Schedule II, Computation of Determining Reserve, and Schedule III, Information for Possession or Control have been subjected to audit procedures performed in conjunction with the audit of IE Investments, Inc. dba Stark Municipal Broker's financial statements. The supplemental information is the responsibility of IE Investments, Inc. dba Stark Municipal Broker's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California

February 26, 2016

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Current Assets	
Cash and Cash Equivalents	$ 266,427
Deposit with Clearing Organization	55,740
Receivable Unsettled Trades	4,952
Prepaid Expenses	24,817
Prepaid Taxes	12,999
Total Current Assets	364,935
Marketable Securities	17,451
Deposits	4,593
Total Assets	$ 386,979

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts Payable	$ 43,623
Advances from Officers	45,682
Payroll Liabilities	17,427
Trade Date Advances SW	4,389
Total Liabilities	111,121
Stockholders' equity	
Common stock, $100 stated value 100,000 shares authorized 1,700 Shares issued and outstanding	170,000
Retained Earnings	105,858
Total Stockholders' Equity	$ 275,858
Total Liabilities and Stockholders' Equity	$ 386,979

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues	
Commissions	$2,183,782
Operating Expenses	
Payroll	1,290,875
Occupancy and Equipment	285,944
Group Medical Insurance	108,247
Clearing	94,263
Travel, Entertainment, Meals	86,318
Communications	89,350
Insurance	17,545
Payroll Tax	75,933
Legal & Accounting	32,360
Office Supplies	25,376
Auto Expense	41,324
Dues and Subscriptions	4,033
FINRA/SIPC Dues	30,774
Contributions	1,475
Tax and License	476
Bank Charges	336
Total Operating Expenses	2,184,629
Loss from Operations	(847)
Other Income (Loss)	
Impairment of MBIS, LLC	(15,325)
Interest Income	124
Unrealized Gain Marketable Securities	3,063
Total Other Income (Loss)	(12,138)
Loss Before Income Tax	(12,985)
Provision for Income Tax	2,914
Net Loss	$ (15,899)

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF CHANGE IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2015

Paid in Capital		
Total Common Stock		$ 170,000
Retained Earnings At Beginning of the Year	121,757	
Less:		
Net Loss	(15,899)	
Retained Earnings at End of Year		105,858
Total Stockholders' Equity		$ 275,858
Net Loss per Common Share		($9.35)

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash Flows from operating actitivites:	
Net Loss	$ (15,899)
Adjustments to reconcile net income to net cash provided by operating activities:	
Impairment of MBIS, LLC	15,325
Unrealized gain on investments	(3,063)
(Increase) decrease in Broker Receivable	11,174
(Increase) decrease in Prepaid Expenses	2,538
Increase (decrease) in Broker Payable	(287)
Increase (decrease) in Accounts Payable	20,667
Increase (decrease in Advances from Officers	43,145
Increase (decrease) in Accrued Liabilities	(69,660)
Increase (decrease) in Income Taxes Payable	(680)
Total Adjustments	19,159
Net cash and cash equivalents used in operating activities	$ 3,260
Cash and Cash Equivalents at Beginning of the Year	263,167
Cash and Cash Equivalents at End of the Year	$ 266,427

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 47
Income Taxes	$ 3,594

The accompanying notes are an integral part of these financial statement

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2015

Subordinated Borrowings at the beginning of the year	$	-
Increases:		-
Decreases:		-
Subordinated Borrowings at the end of the year	$	-

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Note 1- General and Summary of Significant Accounting Policies

General

IE Investments, Inc. dba Stark Municipal Brokers (the "Company") was incorporated in the state of California on June 7, 1989. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer. The majority of its income comes as an agent for principals in the buying and selling of municipal bonds.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements

Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as currency, demand deposits, and highly liquid investments, with original maturity of less than six months that are not held for sale in the ordinary course of business.

Property, Plant and Equipment

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized. Depreciation is provided on straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purposes is provided using the modified accelerated depreciation system.

Income Taxes

The Company is a C Corporation for federal income and states of California and New Jersey franchise tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. The Company uses the asset and liability method as identified in the FASB Accounting Standards Codification 740, *Income Taxes*.

Revenue Recognition

The Company recognizes its revenue on a trade date basis. Through their clearing agent, Hilltop Securities, Inc., formerly known as Southwest Securities, Inc., a subsidiary of SWS Group, Inc., the Municipal Securities Rulemaking Board (MSRB) which prohibits partial settlements. This method is in compliance with the Municipal Securities Rulemaking Board (Refer to Note 2).

Note 1- General and Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 26, 2016, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statement.

Note 2- Broker Receivables and Payables

The Company recognizes revenue at trade date. This complies with the Municipal Securities Rulemaking Board. In accordance with FASB ASC 940-20-45-3, the company recorded the net Receivable for unsettled trades in the amount of $4,952 as of December 31, 2015.

Note 3 - Deposit with Clearing Organization

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commision. The Company does not carry or clear customer accounts. Accordingly, all customer tranactions are excuted and cleared on behalf of the Company by clearing its broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, the form will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 ("the Act"). The clearing Broker has custody of the certain cash balances maintained by the Company, which serve as collateral for any amounts due to the clearing broker. The balance at December 31, 2015 was $55,740.

Note 4- Investments

The Company holds shares of the National Association of Security Dealers for trading, recorded at fair market value. A haircut of fifteen percent has been taken for the computation of minimum net capital. An unrealized gain in the amount of $3,063 has been recognized in the statement of income and retained earnings for the year ended December 31, 2015.

The Company invested in a newly formed limited liability company, Municipal Bond Information Services, LLC, and ("MBIS"). This investment is recorded under the cost method as it is non practicable to estimate the fair value of the investment.

As of December 31, 2015, the Company has contributed a total of $120,000. The Company has determined the impairment of the total investment is appropriate due to identified events that have led to significant adverse effects. The Company is a limited partner in this investment and is not exposed to losses in excess of the investment is appropriate due to identified events that have led to significant adverse effects. The impairment recognized in the year ended December 31, 2015 is $15,325.

Note 5- Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Organization has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 5- Fair Value Measurements (Continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015.

Common stocks: Valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Organization believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Common Stock				
NASD	$ 17,451	$ -	$ -	$ 17,451
Total marketable Securities	$ 17,451	$ -	$ -	$ 17,451

Note 6-Income Taxes

Management regularly evaluates the likelihood of realizing the benefit for income tax positions taken by the Company in various federal and state filings by considering all relevant facts, circumstances and information available. If management believes it is more likely than not that a position will be sustained, the Company will recognize a benefit at the largest amount which is cumulatively greater than fifty percent (50%) likely to be realized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as a component of the provision for income taxes. The Company has not recognized any contingencies for uncertain tax positions for the year ended December 31, 2015. Although, the IRS is not currently examining any of the Company's income tax returns, tax years 2012 through 2015 remain open and are subject to examination.

There were no material differences requiring a provision for deferred taxes during the year, any tax consequences were a result of permanent differences. The Company files and reports U.S Federal Income Tax, California Franchise Tax and New Jersey Franchise Tax jurisdiction.

Note 7 Commitments

The Company is obligated under the terms of two non-cancelable operating leases. The monthly lease payments are $999 and $636 with termination dates of August 2016 and August 2017, respectively.

The Company is obligated under a sixty-month lease agreement dated September 1, 2013 for its office space in Agoura Hills, Ca.

The total of these commitments over the remaining non-cancelable terms as follows:

2016	$ 70,000
2017	59,000
2018	37,000
Total	$ 166,000

Note 8- Employee Savings Plan

The Company adopted a 401 (k) employee savings plan effective January 1, 1999. The Company did not make any matching or profit sharing contributions during the year ended December 31, 2015.

Note 9- Risks and Uncertainties

The Company's future operating results may be affected by a number of factors. The Company's operations are in part dependent on "mission critical systems" that ensure prompt and accurate processing of securities transactions, including order taking, entry, execution, comparison, allocation, clearance and settlement of securities transactions. In the event of a significant disruption of electronic data exchange with customers and the Company's clearing firm, operations could be adversely affected.

Note 10- Related Parties

Advances from Officers

The related parties to the company are shareholders Stephen Stark and Mary Ann Stark. Transactions with related parties are limited to the use of the company credit card. Throughout the year certain officer's personal expenses are paid by the company. The advances are due on demand and do not bear interest and are repaid annually. Additionally near year end the company's officer incorrectly deposited approximately $41,000 to be applied to a personal obligation. The funds were subsequently remitted to proper debtor. The amount due to officers at December 31, 2015 was $45,682.

Note 11- Recently Issued Accounting Standards

During the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 12 - Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2015, or during the year then ended.

Note 13- Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule pursuant to Rule 15c3-1(a) (2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital at December 31, 2015 was $229,740. This exceeded minimum net capital requirements by $79,740.

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE I
COMPUTATION OF NET CAPITAL AND REQUIRED NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Capital		
Common Stock	$ 170,000	
Retained Earnings	105,858	
Total Stockholders' Equity		$ 275,858
Less: Non-allowable assets		
Other current assets	(42,409)	
Total non-allowable assets		(42,409)
Net Capital Before Haircuts		233,449
Haircuts on Securities		
Bankers acceptances, CD	(6)	
US Government Obligations	(1,085)	
Stocks and Warrants	(2,618)	
Total Haircuts on securities		(3,709)
Net Capital		$ 229,740
Computaion of Net Capital Requirements		
Minimum Net Capital requirements		
6 2/3% of net aggregate indebtedness		7,498
Minimum dollar net capital required		150,000
Excess Net Capital		$ 79,740

Ratio of aggregate indebtedness to net capital 0.48 : 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2015

A computation of reserve requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS
SCHEDULE III
INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2015

Information relating to possession or control requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption Rule 15c3-3(k)(2)(ii)

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
IE Investments, Inc.
dba Stark Municipal Brokers

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by IE Investments, Inc. dba Stark Municipal Brokers, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating IE Investments, Inc. dba Stark Municipal Brokers' compliance with the applicable instructions of Form SIPC-7. IE Investments, Inc. dba Stark Municipal Brokers' management is responsible for IE Investments, Inc. dba Stark Municipal Brokers' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the client's general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers contained in our section "B" work papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers provided by IE Investments, Inc. dba Stark Municipal Brokers supporting the adjustments noting no differences;
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Farber Hass Hurley LLP

Chatsworth, California

February 26, 2016

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SUPPLEMENTAL SIPC REPORT RULE 17a-5(e)(4)
SCHEDULE OF ASSESSMENT PAYMENTS
DECEMBER 31, 2015

Overpayment Applied to the 2015 Assessment	$3,370.00
SIPC-7 general assessment 2015	$5,193.00
Assessment balance due February 29, 2016	$1,823.00

See report of independent registered public accounting firm

 Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of IE Investments, Inc.
dba Stark Municipal Brokers

We have reviewed management's statements, included in the accompanying Exemption Report Requirement for Broker/Dealers Under Rule 17a-5 of the Securities Exchange Act of 1934, in which (1) IE Investments, Inc. dba Stark Municipal Brokers identified the following provisions of 17 C.F.R. §15c3-3(k) under which IE Investments, Inc. dba Stark Municipal Brokers claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) IE Investments, Inc. dba Stark Municipal Brokers stated that IE Investments, Inc. dba Stark Municipal Brokers met the identified exemption provisions throughout the most recent fiscal year without exception. IE Investments, Inc. dba Stark Municipal Broker's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about IE Investments, Inc. dba Stark Municipal Broker's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California

February 26, 2016

I.E. INVESTMENTS, INC.

dba Stark Municipal Brokers CRD 25169

28632 Roadside Drive, #215

Agoura Hills, CA 913611

December 31, 2015

EXEMPTION REPORT UNDER RULE 17a-5

Stark Municipal Brokers claims the exemption under rule 15c3-3(k)(2)(ii), which states that "All customer transactions cleared through another Broker-Dealer (Southwest Securities, Inc.) on a fully disclosed basis." The firm met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2015, without exception.

Stephen Stark, Jr. 

President / CEO

2/25/16

Date